United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

(Amendment No. 0)*

OMB Number 3234-0058	SEC File Number	CUSIP Number 125902-10-6
(Check one):	√	Form 10-K	Form 20-F	Form 11-K	Form 10-Q	Form 10-D	Form N-SAR
Form N-CSR
	For Period Ended:		February 02, 2008
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

CPI CORP
Full Name of Registrant

Former Name if Applicable
1706 Washington Avenue
Address of Principal Executive Office (Street and Number)
St. Louis, Missouri 63103
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

√	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As disclosed in the Form 8-K filed April 16, 2008, the Company plans to restate its previously reported financial statements for the fiscal year ended February 4, 2006. The restatement for this matter will be made in the Form 10-K to be filed with the Securities and Exchange Commission (the “SEC”) for fiscal 2007 on or prior to May 1, 2008.

Due to the time required to complete the restatement for the periods described above, the Company is not able to file its Annual Report on Form 10-K for the year ended February 2, 2008 by the required filing date.

Part IV - Other Information

  Name and telephone number of person to contact in regard to this notification

Dale Heins	314	231-1575 Ext 4104
(Name)	(Area Code)	(Telephone Number)

  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes	√	No
  If answer is no, identify report(s).

  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	√	No
  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
  As previously reported in the Company’s Current Report on Form 8-K dated April 15, 2008, fourth quarter sales increased 62% to $162.8 million in 2007 from $100.7 million in 2006 due to the addition of the results of the PictureMe Portrait Studio business acquired in June 2007. Fourth quarter earnings improved due to accretive results from the PictureMe Portrait Studio acquisition significantly offset by a non-cash interest charge associated with the mark-to-market of an interest swap entered pursuant to the Company’s credit agreement. Fourth quarter income from operations, before interest expense, increased 19% to $27.5 million in 2007 from $23.2 million in 2006. Full year 2007 EPS declined to $0.47 from $2.56 in 2006 principally due to cumulative losses incurred in connection with the PictureMe Portrait Studio brand acquisition. The reasons for those changes are described in the above-referenced Form 8-K.

CPI Corp
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Date:	04- 18- 2008	By /s/	Gary W Douglass	Title:	Executive Vice President, Finance, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Attention

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).